Exhibit 99.3

Meeting Notice for Annual Shareholders’ Meeting

(Summary Translation)

(This English translation is prepared in accordance with the Chinese version and is for reference purposes only. If there are any inconsistency between the Chinese original and this translation, the Chinese version shall prevail.)

The 2022 Annual Shareholders’ Meeting (the “Meeting”) of ChipMOS TECHNOLOGIES INC. (the “Company”) will be convened at 9:00 a.m., May 26, 2022 (Thursday) at the Einstein Hall of the Hsinchu Science Park Life Hub (located at 2F, No. 1, Industry E. 2nd Rd., Hsinchu Science Park, Hsinchu City, Taiwan).

1.	The agenda of the Meeting is as follows:

I.	Report Items:

1.	Company’s Business Report for fiscal year 2021.

2.	Audit Committee’s Review Report of the Financial Statements.

3.	Report of the status of distributable compensation for employees and directors for fiscal year 2021.

II.	Matters for Ratification:

1.	Adoption of the Business Report and Financial Statements for fiscal year 2021.

2.	Adoption of the earnings distribution plan for fiscal year 2021.

III.	Matters for Discussion:

1.	Amendments to Articles of Incorporation.

2.	Amendments to the Rules of Procedure for Shareholders’ Meeting.

3.	Amendments to the Operational Procedures for Acquisition and Disposal of Assets.

4.	Release the prohibition on directors from participation in competitive business under Article 209 of the Company Act.

IV.	Extemporary Motions

2.	The Board of Directors has approved the proposal for distribution of earning of fiscal year 2021 to provide the cash dividends of NT$4.3 per share to shareholders.

3.	According to the Article 172 of the Company Act, the main matters should be listed in the cause of convening. Please refer to MOPS. (http://mops.twse.com.tw)

4.	(Omitted — not applicable to ADR holders)

5.	(Omitted — not applicable to ADR holders)

6.	(Omitted — not applicable to ADR holders)

7.	(Omitted — not applicable to ADR holders)

8.	(Omitted — not applicable to ADR holders)

Sincerely,

The Board of Directors
ChipMOS TECHNOLOGIES INC.

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